Mail Stop 3561

March 13, 2008

By Facsimile and U.S. Mail

Mr. H. Lee Scott, Jr.
President and Chief Executive Officer
Wal-Mart Stores, Inc.
702 S.W. 8th Street
Bentonville, AR 72716

> **Re: Wal-Mart Stores, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2007**
> **Filed March 27, 2007**
> **File No. 1-6991**

Dear Mr. Scott:

     We have reviewed your response dated February 28, 2008 to our comment letter dated February 12, 2008 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

11 Segments, page 38

1. We have read your response to our comments 1 and 2 of our letter dated February 12, 2008. We note that Lee Scott is listed at the top of the distribution list of Exhibit Two. It is generally our view that financial reports provided to the CODM are used by that individual to assess operating performance. Your response does not provide any discussion as to why Mr. Scott would not use this report, or any other report provided, to assess the performance of your business or why this information is not useful to the CODM. If you continue to believe that this information is not used by your CODM then please revise your response to tell us in more detail how and why Mr. Scott does not use the monthly executive financial summary that is provided to him.

2. We note that your website identifies your Supercenters as a separate retail division. Tell us why you have identified Supercenters as a distinct retail division and collect and disseminate discreet financial information for this division to your CODM.

3. We note Exhibits Nine and 12 from your response date January 15, 2008. These exhibits include detailed financial information with respect to capital expenditures for your Supercenters and were provided to your Board of Directors. We note Lee Scott is a member of the Board. Please tell us why you do not believe that your CODM makes decisions with respect to the allocation of resources at the Supercenter level based upon financial information provided to him on a regular basis. Tell us what your process is for the approval of capital expenditures. Tell us what the expenditure authorization level is for Mr. Scott and his direct reports. Provide us with examples of Mr. Scott's involvement in the allocation of resources of your Company. If Mr. Scott is not involved in the allocation of resources of your Company please tell us who is responsible for the allocation of resources for your Company.

4. In a press release dated October 23, 2006 and posted on your Company's website, Tom Schoewe stated "Supercenters will continue to be our primary driver for expansion in the United States." Tell us what Mr. Scott's involvement was in the decision to emphasize the growth of the Supercenters. Tell us what Mr. Scott's involvement was in the strategic direction implied by the statements made in the press release.

5. Please tell us why you distinguish the CEO's overall resource allocation to segments from other senior management who further allocate resources. Explain why the collective efforts of management executing the Wal-Mart stores segment's real estate growth strategy are not included in the function of allocating resources and assessing segment performance. In your explanation please tell us how the CEO makes this critical overall allocation unaided by others and unassisted by information below the segment level. In doing so please also tell us if any managers reporting to the CODM analyze business activities within their respective segments and summarize and communicate those efforts to the CODM, or provide any assistance at all. If there is any interaction between the CODM and any other manager that assists in the overall allocation of resources, please tell us how you are able to exclude these activities from the CODM function.

6. Please tell us and disclose the "information" used by the CODM to identify your reportable segments including the basis of organization and whether operating segments have been aggregated. See paragraph 26 of SFAS 131.

7. We note your response to comment 9 in our letter dated February 12, 2008. Given the disclosures and references to various product categories in the company's filings and communications, we are not persuaded that disclosure is not required pursuant to paragraph 37 of SFAS 131. Please tell us your basis for defining product categories differently for compliance with Item 101(C)(i) of Regulation S-K and paragraph 37 of SFAS No. 131. Explain specifically why your enterprise-wide product and service offerings as mass merchant of consumer products and membership club warehouses excludes you from providing disclosure required by paragraph 37 of SFAS 131 or show us what your disclosure will look like revised.

8. Please tell us your sales and operating profits from your Canadian, Mexican, and ASDA/UK business. Tell us why you believe that these operations are properly aggregated within the international segment.

Please respond to these comments within 10 business days or tell us when you will provide a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, or Donna Di Silvio, Review Accountant, at (202) 551-3202, if you have any questions regarding the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief